  Exhibit 99.1

NXT ENERGY SOLUTIONS INC.

Unaudited Condensed Interim Consolidated Financial Statements
For the 3 and 6 month periods ended
June 30, 2018

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited - expressed in Canadian dollars)

	June 30,	December 31,
	2018	2017
Assets
Current assets
Cash and cash equivalents	$952,681	$166,618
Short-term investments (Note 3)	5,250,000	950,000
Accounts receivable	139,207	60,027
Prepaid expenses	142,237	107,363
	6,484,125	1,284,008
Long term assets
Deposits (Note 4)	542,376	518,765
Property and equipment (Note 5)	736,674	778,685
Intellectual property (Note 6)	20,497,167	21,339,533

	$28,260,342	$23,920,991

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (Note 7)	$1,324,084	$1,562,394
Income taxes payable	-	201
Current portion of capital lease obligation (Note 8)	41,051	39,579
	1,365,135	1,602,174
Long-term liabilities
Capital lease obligation (Note 8)	64,188	85,118
Other liabilities (Note 17)	440,019	517,669
Asset retirement obligation	57,737	56,702
Deferred charges (Note 14)	80,459	81,919
	642,403	741,408
	2,007,538	2,343,582
Commitments and contingencies (Note 14)
Subsequent events (Note 18)
Shareholders' equity
Common shares (Note 9): - authorized unlimited
Issued: 67,378,297 (2017 – 58,161,133) common shares	95,570,879	88,121,286
Contributed capital (Note 9)	9,336,641	8,195,075
Deficit	(79,365,651)	(75,449,886)
Accumulated other comprehensive income	710,935	710,934
	24,252,804	21,577,409
	$28,260,342	$23,920,991

Signed "George Liszicasz"	Signed "Bruce G. Wilcox"
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Unaudited - expressed in Canadian dollars)

	For the three months		For the six months
	ended June 30		ended June 30
	2018	2017	2018	2017

Revenue

Survey revenue (Note 15)	$-	$-	$-	$-

Expenses

Survey costs, net	267,672	612,342	517,434	775,559
General and administrative expenses	1,110,634	1,337,051	2,092,038	2,699,632
Stock based compensation expense (Note 11)	153,791	169,033	449,075	334,281
Amortization expense (Notes 5 & 6)	447,192	474,558	894,383	989,250

	1,979,289	2,592,984	3,952,930	4,798,722

Other expenses (income)
Interest expense (income), net	(14,276)	(389)	(14,207)	4,726
Foreign exchange (gain) loss	(3,264)	11,306	(10,136)	17,281
Intellectual property and other expenses	(635)	38,785	(12,823)	45,366

	(18,175)	49,702	(37,166)	67,373

Loss before income taxes	(1,961,114)	(2,642,686)	(3,915,761)	(4,866,095)

Income tax expense
Current	-	81,270	-	72,587

	-	81,270	-	72,587

Net loss and comprehensive loss	$(1,961,114)	$(2,723,956)	$(3,915,764)	$(4,938,682)

Net loss per share (Note 10)
Basic	$(0.03)	$(0.05)	$(0.06)	$(0.09)
Diluted	$(0.03)	$(0.05)	$(0.06)	$(0.09)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - expressed in Canadian dollars)

	For the three months		For the six months
	ended June 30		ended June 30
	2018	2017	2018	2017

Cash provided by (used in):

Operating activities

Comprehensive income (loss) for the period	$(1,961,114)	$(2,723,956)	$(3,915,764)	$(4,938,682)

Items not affecting cash:
Stock based compensation expense (Note 11)	153,791	169,033	449,075	334,281
Amortization expense (Notes 5 & 6)	447,192	474,558	894,383	989,250
Non-cash changes to asset retirement obligation	518	1,500	1,035	3,000
Valuation allowance of Bolivian Tax Credits	-	207,682	-	207,682
Foreign Exchange	(17,321)	-	(23,611)	-
Amortization of deferred gain on sale of aircraft (Note 17)	(38,825)	(25,884)	(77,650)	(25,884)
Deferred rent (Note 14)	(730)	(730)	(1,460)	(1,460)
Change in non-cash working capital balances (Note 13)	(526,475)	19,079	(607,880)	130,409
	18,150	845,238	633,892	1,637,278
Net cash used in operating activities	(1,942,964)	(1,878,718)	(3,281,872)	(3,301,404)

Financing activities

Proceeds from exercise of stock options	-	136	5,067	30,420
Net Proceeds from Private Placement (Note 9)	4,103,011	-	8,392,332	-
Repayment of capital lease obligation (Note 8)	(9,806)	(9,112)	(19,458)	(18,090)
Net cash from financing activities	4,093,205	(8,976)	8,377,941	12,330

Investing activities

Proceeds from sale / purchase of property and equipment, net	(10,006)	3,137,905	(10,006)	3,133,533
Increase in short-term investments	(4,950,001)	(1,196,909)	(4,300,000)	(46,909)

Net cash from (used in) investing activities	(4,960,007)	1,940,996	(4,310,006)	3,086,624

Net increase (decrease) in cash and cash equivalents	(2,809,766)	53,302	786,063	(202,450)
Cash and cash equivalents, beginning of the period	3,762,447	234,744	166,618	490,496

Cash and cash equivalents, end of the period	$952,681	$288,046	$952,681	$288,046

Supplemental information
Cash interest (received)	(10,339)	1,175	(10,931)	(1,148)
Cash taxes paid	-	-	-	65,989

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited - expressed in Canadian dollars)

	For the six months
	ended June 30
	2018	2017

Common Shares

Balance at beginning of the period (Note 9)	$88,121,286	$85,966,393
		-
Issuance of Common Stock on Private Placement (Note 9)	7,438,085	30,420
Issued upon exercise of stock options (Note 9)	5,067	-
Transfer from contributed capital upon exercise of stock options	6,441	-

Balance at end of the period	95,570,879	85,996,813

Contributed Capital

Balance at beginning of the period	8,195,075	7,613,719
Issuance of warrants on Private Placement	698,932	-
Recognition of stock based compensation expense	449,075	334,281
Contributed capital transferred to common shares
upon exercise of stock options	(6,441)	-

Balance at end of the period	9,336,641	7,948,000

Deficit

Balance at beginning of the period	(75,449,887)	(66,479,488)
Net loss and comprehensive loss for the period	(3,915,764)	(4,938,683)

Balance at end of the period	(79,365,651)	(71,418,171)

Accumulated Other Comprehensive Income
Balance at beginning and end of the period	710,935	710,935

Total Shareholders' Equity at end of the period	$26,252,804	$25,237,577

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

1. The Company and future operations

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Alberta Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas exploration industry to identify subsurface trapped fluid accumulations.

NXT’s financial statements at December 31, 2016 included disclosure related to the use of the “going concern” basis of presentation.  Various steps were taken in 2017 and the first two quarters of 2018, which resulted in a significant strengthening of the Company’s liquidity and working capital position and removal of the “going concern” disclosure as of the December 31, 2017 financial statements.

In the preparation of these financial statements management determined that there are no conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern.  However, NXT's future financial results and its longer term success remains dependent upon the ability to continue to attract and execute client projects to build its revenue base. NXT closed on the final portion of a total financing of $9,484,810 on July 3, 2018 (the “Private Placement”) (Note 18).

The Company’s longer term success remains dependent upon its ability to execute successful contracts providing a revenue base sufficient to fund operating costs and general and administrative costs, and generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.  The Company will be closely monitoring its going concern assessment in future periods to determine whether its current conclusions remain appropriate.

2. Significant Accounting Policies

Basis of presentation

These consolidated interim financial statements for the period ended June 30, 2018 have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP") and by applying the same accounting policies and methods as used in preparing the consolidated financial statements for the fiscal year ended December 31, 2017, except as noted below.

Revenue recognition:

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

This new guidance became effective from January 1, 2018. The Company applied the new standard retrospectively to the prior reporting period. As the Company has generated no revenue in the comparative period, the new standard has no significant impact on the prior period as a result of the adoption of the standard. As the Company enters into new contracts with customers, it will evaluate the recognition of revenue under the new standard.

Future Accounting Policy Changes

Leases:

In February 2016, the FASB issued new guidance on leases. The new guidance requires lessees to recognize most leases, including operating leases, on the balance sheet as lease assets and lease liabilities. In addition, lessees may be required to reassess assumptions associated with existing leases as well as to provide expanded qualitative and quantitative disclosures. The new guidance is effective January 1, 2019. NXT is evaluating the impact of the adoption of this new guidance and has not yet determined the effect on its consolidated financial statements.

3. Short-term investments

Short-term investments consist of Guaranteed Investment Certificates with maturity dates from 90 days to one year from the date of purchase. For June 30, interest rates range from 1.6% to 1.8%. For December 31, 2017 the interest rate was 0.7%.

	For the period ended
	June 30,	December 31,
	2018	2017
90 Day non-redeemable GIC	$1,800,000	$-
One year cashable GIC's	3,450,000	950,000
	5,250,000	950,000

4. Deposits

Security deposits have been made to the lessors of the office building and the aircraft. They are due to be repaid at the end of the respective lease terms (Building- 2025, Aircraft-2022)

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

	For the period ended
	June 30,	December 31,
	2018	2017
Building	$43,310	$43,310
Aircraft	499,066	475,455
	542,376	518,765

5. Property and equipment

	Cost	Accumulated	Net book
Six months ended June 30, 2018	Base	amortization	value
Survey equipment	$684,890	$620,377	$64,513
Computers and software	1,256,101	1,188,600	67,501
Furniture and other equipment	528,420	501,316	27,104
Leasehold improvements	1,165,108	587,552	577,556
	3,634,519	2,897,845	736,674

	Cost	Accumulated	Net book
Year ended December 31, 2017	Base	amortization	value
Survey equipment	$684,890	$612,717	$72,173
Computers and software	1,246,095	1,177,653	68,442
Furniture and other equipment	528,420	498,304	30,116
Leasehold improvements	1,165,108	557,154	607,954
	3,624,513	2,845,828	778,685

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

6. Intellectual property

During 2015, NXT acquired the permanent rights to the SFD® technology for use in the exploration of hydrocarbons from Mr. George Liszicasz and recorded the acquisition as an intellectual property asset on the balance sheet. The asset was recorded at the fair value of the consideration transferred, including the related tax affect, of approximately $25.3 million.

The asset is being amortized on a straight line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized in each of the next five years is approximately $1.7 million per year for a 5 year aggregate total of $8.4 million.

	For the period ended
	June 30,	December 31,
	2018	2017
Intellectual property acquired	$25,271,000	$25,271,000
Accumulated amortization	(4,773,833)	(3,931,467)
	20,497,167	21,339,533

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

7. Accounts payable and accrued liabilities

	For the period ended
	June 30,	December 31,
	2018	2017
Accrued liabilities related to:
Consultants and professional fees	$265,692	$353,333
Board of Directors' fees	117,500	175,000
Deferred gain on sale or aircraft (current)	155,301	155,301
Finder's fee	255,315	-
Payroll (vacation pay and wages payable)	235,020	551,110
	1,028,828	1,234,744
Trade payables and other	295,256	327,650
	1,324,084	1,562,394

8. Capital lease obligation

	For the period ended
	June 30,	December 31,
	2018	2017
Capital lease obligation	$105,239	$124,697
Less current portion	(41,051)	(39,579)
	64,188	85,118

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

The capital lease obligation is secured by specific leasehold improvements included in property and equipment, bears interest at a rate of 7.4%, and is repayable as follows:

Year ended December 31:
2018	$20,121
2019	42,603
2020	42,515
$105,239

9. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the three month periods ended
	June 30, 2018		June 30, 2017
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the period	58,161,133	$88,121,286	53,856,509	$85,966,393
Shares issued during the period:
Issuance of Common Stock
on the Private Placement 1st Tranche	4,665,043	3,642,719	-	-
Exercise of stock options	6,667	5,067	-	30,420
Transfer from contributed capital on the
exercise of stock options	-	6,441	-	-
on the Private Placement 2nd Tranche	4,545,454	3,795,366	-	-

As at the end of the period	67,378,297	95,570,879	53,856,509	85,996,793

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

On February 16, 2018 the Company entered into an agreement to complete a three-tranche Private Placement under which Alberta Green Ventures Limited Partnership (the “Subscriber”) committed to purchase 10,905,212 Units at a price of $0.924 per Unit for total gross proceeds of approximately $10,076,416. Each Unit consists of one common share and one-third of one warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement. The first tranche of the Private Placement was completed on February 16, 2018 and the Company received $4,310,500 (less share issuance costs of $150,494) in connection with the issuance of 4,665,043 Units. On June 7, 2018 shareholders’ approval was obtained to pay a finder’s fee of 3% which will be paid in either cash or shares (at the Company’s discretion).

In connection with the Private Placement of 4,665,043 common shares, a total of 1,555,014 warrants were issued to the Subscriber on February 16, 2018. As a result, $3,793,213 of the gross proceeds of the Private Placement were allocated to the common shares and $517,287 to the share purchase warrants, less share issuance costs of $150,494. The fair value of the warrants was calculated using the Black-Scholes pricing model with the following assumptions: (i) dividend yield of 0%, (ii) estimated volatility of 65%, (iii) risk free interest rate of 1.68% based on the Canada 1-Year Treasury Bill Yield and (iv) and expected life of 1 year.

On May 15, 2018 and June 15, 2018, as part of the second tranche, an additional 4,545,454 common shares and 1,515,151 warrants in aggregate were issued to the Subscriber for gross proceeds of $4,200,000. As a result, $4,018,355 of the gross proceeds of the Private Placement were allocated to the common shares and $181,645 to the share purchase warrants less share issuance costs of $222,989. The fair value of the warrants was calculated using the Black-Scholes pricing model with the following assumptions: (i) dividend yield of 0%, (ii) estimated volatility of 65%, (iii) risk free interest rate of 1.68% based on the Canada 1-Year Treasury Bill Yield and (iv) and expected life of less than one year.

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

10. Loss per share

	For the three months		For the six months
	Ended June 30		Ended June 30
	2018	2017	2018	2017
Comprehensive loss for the period	$(1,961,114)	$(2,723,956)	$(3,915,764)	$(4,938,682)

Weighted average number of shares
outstanding for the period:
Basic	64,319,452	53,856,509	62,366,678	53,856,509

Diluted	64,319,452	53,856,509	62,366,678	53,856,509

Earnings (loss) per share – Basic	$(0.03)	$(0.05)	$(0.06)	$(0.09)
Earnings (loss) per share – Diluted	$(0.03)	$(0.05)	$(0.06)	$(0.09)

In periods in which a loss results, all outstanding stock options are excluded from the fully diluted loss per share calculations as their effect is anti-dilutive.

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

11. Stock options

The following is a summary of stock options which are outstanding as at June 30, 2018:

			Average remaining
Exercise price	# of options	# of options	contractual
per share	outstanding	exercisable	life (in years)
$0.86	22,500	22,500	0.0
$1.13	1,000,000	333,332	4.6
$1.35	286,900	286,900	1.5
$1.39	22,500	22,500	1.0
$1.45	37,500	37,500	3.5
$1.48	37,500	37,500	3.0
$1.50	100,000	100,000	3.2
$1.57	30,000	30,000	1.6
$1.61	25,000	25,000	0.6
$1.67	150,000	150,000	1.4
$1.73	92,600	75,933	2.4
$1.82	165,000	110,000	2.3
$1.83	22,500	22,500	0.5
$2.10	300,000	200,000	2.2
$1.44	2,292,000	1,453,665	3.1

A continuity of the number of stock options which are outstanding as at the current period ending June 30, 2018 and as at the prior fiscal year ended December 31, 2017 is as follows:

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

	For the six months		For the year ended
	ended June 30, 2018		December 31, 2017
		weighted		weighted
	# of stock	average	# of stock	average
	options	exercise price	options	exercise price
Options outstanding, start of the period	1,648,667	$1.60	3,221,001	$1.33
Granted	1,000,000	$1.13	-	$-
Exercised	(6,667)	$0.76	(7,334)	$0.76
Expired	(20,000)	$0.76	(1,190,000)	$0.91
Forfeited	(330,000)	$1.38	(375,000)	$1.48
Options outstanding, end of the period	2,292,000	$1.44	1,648,667	$1.60
Options exercisable, end of the period	1,453,665	$1.52	1,268,867	$1.59

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

	For the period ended
	June 30,	December 31,
	2018	2017
Expected dividends paid per common share	Nil	Nil
Expected life in years	5.0	5.0
Expected volatility in the price of common shares	65%	85%
Risk free interest rate	1.68%	0.75%
Weighted average fair market value per share at grant date	$1.13	$0.99

The unamortized portion of SBCE related to the non-vested portion of stock options, which will be recognized in 2018 to 2020 is approximately $304,000.

12. Financial instruments

1) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payables and accrued liabilities, and capital leases. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest or credit risks arising from these financial instruments. NXT is exposed to foreign exchange risk as a result of periodically holding foreign denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.

2) Derivative financial instruments

As at June 30, 2018 and December 31, 2017 the Company held no derivative financial instruments.

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

13. Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	For the three months		For the six months
	ended June 30		ended June 30
	2018	2017	2018	2017
Accounts receivable	$(90,936)	$209,836	$(79,180)	$172,755
Prepaid expenses and deposits	(57,614)	(473,640)	(34,874)	(505,568)
Accounts payable and accrued liabilities	(377,925)	282,892	(493,625)	463,303
Income Taxes Payable	-	(9)	(201)	(81)
	(526,475)	19,079	(607,880)	130,409

Portion attributable to:
Operating activities	(526,475)	19,079	(607,880)	130,409
Financing activities	-	-	-	-
Investing activities	-	-	-	-
	(526,475)	19,079	(607,880)	130,409

14. Commitments and contingencies

Aircraft and Office premises lease

NXT has an operating lease commitment on its Calgary office space for a 10 year term ending in 2025 at an estimated minimum monthly lease payment of $44,624 (including operating costs).

The leaseback of NXT’s aircraft is an operating lease with a minimum term of 60 months and monthly lease payments of approximately US$39,500.

The estimated minimum annual commitments for these leases are as follows as at June 30, 2018:

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

	Office Premises	Aircraft
2018	$275,776	$312,082
2019	551,553	624,163
2020	554,526	624,163
2021	563,450	624,163
2022	563,450	156,041
	2,508,755	2,340,612
Thereafter, 2023 through 2025	1,549,487	-
	4,058,242	2,340,612

Deferred charges of $80,459 as at June 30, 2018 relates to the valuation of an initial free-rent period received on the office lease in 2015. This balance will be amortized as a reduction of general and administrative expense over the remaining 7 year term of the lease commitment.

15. Geographic information

NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations if and when needed. NXT has no long term assets outside of Canada.

There were no revenues in the three and six month periods ended June 30, 2018 and 2017.

16. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

For the three months		For the six months
Ended June 30		ended June 30
2018	2017	2018	2017
$188,263	$8,884	$209,156	$22,478

Accounts payable and accrued liabilities includes a total of $121,403 ($120,479 as at December 31, 2017) payable to this law firm.

In addition, accounts payable and accrued liabilities includes $24,184 ($14,210 as at December 31, 2017) related to re-imbursement of expenses owing an Officer of NXT.

17. Aircraft Financing

In April, 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization (the “Lessor”). The terms of the agreement resulted in NXT selling its Cessna Citation aircraft that was purchased in 2015 for US$2,000,000 for the sum of US$2,300,000. NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. Net proceeds to NXT from the sale were approximately CAD $2,700,000, after payment of all commissions and fees. The net book value of the asset of $2.4 million was derecognized and the resulting gain on disposition of $776,504 was deferred ($621,203 included in long term liabilities and $155,301 included in accounts payable and accrued liabilities). The gain will be recognized as a reduction to the Company’s lease expense over the 60 month term of the lease. The resulting leaseback transaction is an operating lease. NXT is required to make monthly payments to the Lessor of approximately US $39,500. NXT has the option to extend the term of the lease by an additional two years. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price is US $1.45 million.

18. Subsequent Event – Private Placement Closing

On July 3, 2018 the Company closed the final portion of the Private Placement consisting $974,311 or 1,054,449 units. This brings the total amount raised to approximately $9,484,810 through the issuance of an aggregate of 10,264,946 units to the Subscriber comprised of 10,264,946 common shares and 3,421,646 warrants. The Subscriber now holds approximately 20.0% of the Corporation's 68,432,746 outstanding common shares including common shares issuable through the exercise of its warrants.

In conjunction with the closing on the final amount of the Private Placement, the Company and the Subscriber have agreed to enter into an Investor Rights Agreement pursuant to which: (a) the Subscriber has the right to nominate one director for election to the board of directors of the Company (subject to maintaining any equity ownership of at least 10% in the Company); (b) the Subscriber is entitled to participate in future equity or convertible security offerings of the Company in order to maintain its pro rata equity interest in the Company (subject to maintaining any equity ownership of at least 10% in the Company); (c) the Subscriber is entitled to a similar equity offering participation right in connection with certain new entities that may be created by the Company to expand the application of its proprietary technologies; and (d) the Subscriber has agreed to a 18 month standstill from the closing date of this final amount of the Private Placement and a 12 month restriction on dispositions of 75% of the securities acquired in the Private Placement.